FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Directorate Change dated 22 October 2003

Mrs. Ingelise Saunders has been appointed an Executive Director of Celltech Group plc ("Celltech") with effect from today, 22nd October 2003.

Mrs. Saunders joined Celltech in September 2001 as Director of European Pharmaceutical Operations and was promoted to CEO of Celltech Pharmaceuticals, the Group's sales, marketing and manufacturing division, in March 2002. Mrs. Saunders has over 25 years experience in the pharmaceutical industry. Prior to joining Celltech, Mrs. Saunders held a series of senior commercial positions at Novo Nordisk, latterly as Vice President for Novo Nordisk Europe, and has also held commercial positions at Glaxo, Schering-Plough and Ferrosan. Mrs. Saunders holds the following options over Celltech ordinary shares:

-    A total of 287,744 executive options granted under the Celltech Group plc 2001 Discretionary Share Option Scheme as follows: 37,802 (includes 4,095       NI indemnity options) granted on 19th October 2001 at an exercise price of GBP8.90, 60,242 (includes 7,169 NI indemnity options) granted on 9th April       2002 at an exercise price of GBP6.15 and 189,700 (includes 24,282 NI indemnity options) granted on 22nd April 2003 at an exercise price of GBP2.87.

-     3,987 sharesave options granted on 17th April 2003 at an exercise price of GBP2.37 under Celltech Chiroscience Savings Related Share Option Scheme       1999; and

-     29,537 options granted under the Celltech Deferred Bonus Plan.

Mrs. Saunders does not have any further interests in Celltech shares.

J A D Slater
Company Secretary
22nd October 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 22 October, 2003